FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print of Type Responses)

1. Name and Address of Reporting Person* Cypres Investments Holdings, L.P.	2. Date of Event Requiring Statement (Month/Day/Year) 3/23/2001	4. Issuer Name **and** Ticker or Trading Symbol Hispanic Express, Inc. (HXPR)	
(Last)　　(First)　　(Middle) 5480 East Ferguson Drive	3　I.R.S. Identification Number of Report Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___Director　　　　X___ 10% Owner ___Officer (give　　　_____ Other (specify 　　title below)　　　　　below) _____	6. If Amendment, Date of Original (Month/Day/Year)
(Street)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person ___Form filed by More than One Reporting Person
Commerce, CA 90022			
(City)　　(State)　　(Zip)			

Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirec (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	723,182	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, *see* Instruction 5(b)(v).

(Over)
SEC 1473 (3-99)

Table II -- Derivative Securities Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira-tion Date	Title	Amount or Number of Shares			

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

/s/ Gary M. Cypres   April 3, 2001
**Signature of Reporting Person   Date
Gary M. Cypres, President,
G.M. Cypres & Co., Inc., its general partner

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
   see Instruction 6 for procedure.

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